April 5, 2020

Bin (Tony) Zhao
Chief Executive Officer and Chairman
Agora, Inc.
Floor 8, Building 12
Phase III of ChuangZhiTianDi
333 Songhu Road
Yangpu District, Shanghai
People's Republic of China

       Re: Agora, Inc.
           Draft Registration Statement on Form F-1
           Submitted March 9, 2020
           CIK No. 0001802883

Dear Mr. Zhao:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted March 9, 2020

Prospectus Summary, page 1

1. You state that, in December 2019, you powered more than 20 billion minutes of real-time engagement for end users through nearly 7,000 applications. However, you also state that nearly 160,000 applications have integrated your SDKs by December 31, 2019. Please clarify the difference in the number of applications you disclose. Also clarify whether the
       20 billion minutes and 7,000 applications refer to all activity on your platform in
       December 2019 or solely to activity and applications that generated revenue.
 Bin (Tony) Zhao
FirstName LastNameBin (Tony) Zhao
Agora, Inc.
Comapany NameAgora, Inc.
April 5, 2020
Page 5,
April 2 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 82

2. Please describe all known material trends or uncertainties that have had, or that you reasonably expect will have, a material impact on your revenue or results of operations.
         For example, it appears that the Dollar-Based Net Expansion Rate decreased from 2018 to
         2019. Please explain the factors underlying this change and discuss whether you expect this decrease to be a trend for your operations or for your industry. Further, to the extent material, please disclose renewal rates for each period presented. While we note that you believe your Dollar-Based Net Expansion Rate reflects your ability to retain revenue from your existing customers, it does not provide insight into whether changes to your Dollar-
         Based Net Expansion Rate were the result of fluctuations to your number of existing customers. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release No.
         33-8350.
Results of Operations, page 88

3. Please revise to include a qualitative and quantitative analysis of material changes in the other line items of your results of operations. For example, provide an analysis of the change in other operating income as well as the changes in income taxes and your effective tax rate. Refer to Item 5.A of Part I of Form 20-F and
Section III.D of SEC
         Release No. 33-6835.
4. Please revise to provide an indication of the magnitude of each of the factors you identify as contributing to the change in revenue. For example, quantify how much of the change was due to the increase in usage and how much was offset by the decrease in prices and foreign exchange translation loss. In this regard, we note from your discussion on page 83 that the majority of minutes used by customers in 2019 was from your voice products, while a majority of revenue was generated from your video products, for which you charge your customers more. Consider supplementing your discussion of the change in revenue with disclosure of the number of minutes used by product and the amount of revenue generated from each product. In addition, please further explain the reason for the decrease in prices. In this regard, you indicate that you passed on a portion of the cost savings from your higher bandwidth and server utilization to customers; however, we note that cost of bandwidth and co-location included in cost of revenue increased as you continued to scale your business. Refer to Item 5.A of Part I of Form 20-F and Section
         III.D of SEC Release No. 33-6835.
Technology and Infrastructure, page 109

5. Please describe the nature of your arrangements with network service providers that provide your bandwidth that are briefly mentioned on pages 28 and 83. To the extent material, please discuss the terms of your agreements with these providers.
 Bin (Tony) Zhao
FirstName LastNameBin (Tony) Zhao
Agora, Inc.
Comapany NameAgora, Inc.
April 5, 2020
Page 5,
April 3 2020 Page 3
FirstName LastName
Controlled Company Exemption, page 127

6. We note that in addition to the controlled company exemption, you will be exempt from various corporate governance rules from your exchange as a result of home rule or foreign private issuer exemptions. Please clarify where appropriate that you also may avail yourself of these exemptions even if you are no longer a controlled company.
Principal Shareholders, page 131

7. Please disclose the natural person(s) that have voting and/or investment power for your ordinary shares, on an as-converted basis, attributable to the principal shareholders that are entities listed in your beneficial ownership table.
Description of Share Capital
Shareholders Agreement, page 151

8. Please identify the shareholders who are parties to the Shareholders Agreement. Disclose whether any of the existing members of the board of directors were nominated or appointed pursuant to the Shareholders Agreement.
Notes to Consolidated Financial Statements
Note 2. Principal Accounting Policies
(e) Concentration of Credit Risk, page F-13

9. Please disclose the amount of cash and cash equivalents held in banks in the People's
         Republic of China as well as the amount of cash and cash equivalents denominated in
         Renminbi.
Note 9. Convertible Redeemable Preferred Shares, page F-24

10. Please disclose the aggregate amount of cumulative dividends in arrears on convertible redeemable preferred shares. Refer to ASC 505-10-50-5.
Note 11. Share-based Compensation
Equity Incentive Plans, page F-30

11. We note that some options granted to the employees, directors and consultants in the
         Group's PRC operations are not exercisable until certain conditions are met. Please further explain how you determined that these conditions do not meet the definition of a performance condition. Refer to ASC 718-10-20. Also tell us the fair value of these awards and the related share-based compensation expense recognized in each of the periods presented.
 Bin (Tony) Zhao
Agora, Inc.
April 5, 2020
Page 4
Note 13. Income Taxes, page F-35

12. Please separately disclose the current and deferred components of income tax expense attributable to domestic and foreign income taxes. Refer to Rule 4-08(h)(1) of Regulation
      S-X.
General

13. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
14. Please provide the basis for your statement that you are "the global leader" in the industry for Real-Time Engagement Platform-as-a-Service.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameBin (Tony) Zhao
                                                            Division of
Corporation Finance
Comapany NameAgora, Inc.
                                                            Office of
Technology
April 5, 2020 Page 4
cc:       Michael Nordtvedt
FirstName LastName